MetLife Investments Securities, LLC
CRD No. 285684
SEC. I.D. No. 8-69857

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53064

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MetLife Investments Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One MetLife Way
(No. and Street)

Whippany, NJ 07981-1449
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Yick 973-355-4170 myick1@metlife.com
(Area Code - Telephone No.) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name -if individual, state last, first and middle name)

30 Rockefeller Plaza New York, NY 10112-0015
(Address) (City) (State) (Zip Code)

10/10/2003 **PCAOB ID No. 34.**
(Date of Registration with PCAOB, if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Yick, swear or affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of MetLife Investments Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

DocuSigned by:

Michael Yick

9511389DDF31433...

Title:

MIM CFO

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to the statement of financial condition.
☒ (c) Statement of operations.
V (d) Statement of cash flows.
☒ (e) Statement of changes in member's capital.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors (not applicable).
☒ (g) Notes to the financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2 (not applicable).
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4 (not applicable).
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3 (not applicable).
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4 (not applicable).
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition (not applicable).
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, (not applicable).
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 (filed separately).
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, (not applicable).
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 (filed separately).
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e (not applicable).
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k) (not applicable).
☐ (z) Other (not applicable):

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).

MetLife Investments Securities, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm



Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and member of MetLife Investments Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MetLife Investments Securities, LLC (the "Company") as of December 31, 2025, and the related statements of operations, cash flows, and changes in member's capital for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 2, the financial statements include significant transactions with certain affiliates and certain expenses represent allocations made from affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion was not modified with respect to this matter.

Report on Supplemental Schedules

The accompanying supplemental schedules (h) and (o) and (j) and (m) (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the

Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 23, 2026

We have served as the Company's auditor since 2017.


MetLife Investments Securities, LLC
Statement of Financial Condition
December 31, 2025


Assets		
Cash	$	3,131,644
Receivable from affiliate		85,562
Prepaid expenses		81,443
Total assets	$	3,298,649
Liabilities and Member's Capital		
Liabilities		
Payables to affiliates	$	37,834
Accrued liabilities		1,848
Total liabilities		39,682
Member's Capital		
Retained earnings		3,258,967
Total member's capital		3,258,967
Total liabilities and member's capital	$	3,298,649


See accompanying notes to the financial statements.


MetLife Investments Securities, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Placement agent fees - affiliated	$	2,336,704
Interest income		126,617
Total revenues		2,463,321
Operating expenses		
Compensation and benefits		1,346,330
Audit fees		451,424
Regulatory fees		120,123
Legal fees		2,731
Other expenses		203,670
Total operating expenses		2,124,278
Net income	$	339,043

See accompanying notes to the financial statements.

MetLife Investments Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities		
Net income	$	339,043
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease (increase) in receivable from affiliate		74
Decrease (increase) in prepaid expenses		26,803
(Decrease) increase in accrued liabilities		(4,654)
(Decrease) increase in payables to affiliates		(14,699)
Net cash provided by operating activities		346,567
Net increase (decrease) in cash		346,567
Cash, beginning of year		2,785,077
Cash, end of year	$	3,131,644

See accompanying notes to the financial statements.

MetLife Investments Securities, LLC

Statement of Changes in Member's Capital

For the Year Ended December 31, 2025

	Member's Capital
Balance at January 1, 2025	$ 2,919,924
Net income	339,043
Balance at December 31, 2025	$ 3,258,967

See accompanying notes to the financial statements.

MetLife Investments Securities, LLC
Notes to the Financial Statements
December 31, 2025

1. Organization

MetLife Investments Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the Financial Industry Regulatory Authority (FINRA). The Company's sole member is MetLife Investors Group, LLC (the "Member"), and as such, the Company is a direct, wholly-owned subsidiary of the Member. The Member is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"), a Delaware corporation.

The Company, as an introducing broker, offers interests in certain private funds to unaffiliated investors. The funds are managed or advised by MetLife Investment Management, LLC ("MIM"), the Company's affiliate and an investment advisor registered with the U.S. Securities and Exchange Commission ("SEC"). The Company also provides placement agent services for MIM's institutional asset management businesses.

2. Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity. The financial statements include significant transactions with certain affiliates and certain expenses represent allocations made from affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting periods. In applying these estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. The Company's primary area of estimation is the determination of expenses from related parties. Actual results could materially differ from those estimates.

Cash - Cash is comprised of cash on deposit. The Company holds cash in an interest-bearing account, held at JPMorgan Chase Bank.

Revenue Recognition - Placement agent services provided to MIM include placing non-registered fund interests with purchasers as well as providing completed subscription agreements to the funds. The services are not separately distinct and therefore are bundled as a single performance obligation. The transaction price for placement agent fees represents the amount of consideration the Company expects to be entitled to in exchange for its services to MIM and is based on operating expenses plus ten percent. The services are provided to MIM continuously and the revenue is recognized over time as the applicable services are provided. Revenues recognized for the period are primarily related to performance obligations satisfied during the period. The related receivable from affiliate is settled in accordance with the services agreement (the "Services Agreement") with MIM.

Operating Expenses - The Company entered into a Services Agreement with MIM for certain administrative services necessary to conduct its activities. Typical services provided under the Services Agreement are described in Note 3. The semi-annual service fee is an amount determined by the parties in their reasonable discretion using guidelines as specified in the Services Agreement. The related payable to affiliate is settled in accordance with the Services Agreement.

Fair Value - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

The Company does not currently have any financial assets or liabilities carried at fair value. The assets and liabilities on the statement of financial condition (cash, receivable from affiliate, prepaid expenses, payables to affiliate and accrued liabilities) are carried at amounts other than fair value. The estimated fair value of these assets and liabilities approximates carrying value as they are short-term in nature and generally have negligible credit risk.

Segment Reporting – Given the nature of the business, the Company operates as a single reportable segment. The chief operating decision maker is the Company's chief executive officer who assesses performance and decides how to allocate resources based on net income that is also reported on the statement of operations. The measure of segment assets is reported on the statement of financial condition as total assets.

Future Adoption of Accounting Pronouncement - The Company expects to adopt the following accounting pronouncement in the future: In November 2024, the FASB issued new guidance on expense disaggregation, ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The key amendments require disclosures in the notes to financial statements around employee compensation costs, depreciation, intangible asset amortization and certain other costs and expenses. Information on selling expenses is also required. The guidance is effective for annual periods beginning January 1, 2027 (with early adoption permitted). The Company is currently evaluating the impact of the guidance on its financial statements.

3. Related Party Transactions

As discussed in Note 2, the Company has entered into the Services Agreement, by which MIM provides certain administrative services to the Company including, but not limited to, payroll, accounting and financial reporting, information technology, legal, regulatory, compliance, human resources, billing, telephone, rental space, travel and entertainment, and various other services as may be agreed to by the parties to the Services Agreement. Expenses incurred with MIM related to the Services Agreement were $1,550,000 for the year ended December 31, 2025 and are included in compensation and benefits and other expenses in the Statement of Operations.

In addition, MetLife Services and Solutions, LLC ("MSS"), an affiliate, paid third-party audit fees of $451,424 on behalf of the Company and the Company reimbursed MSS for these actual costs. MIM also paid legal fees of $2,731 on behalf of the Company and the Company reimbursed MIM for these actual costs.

All placement agent fees earned are from MIM, an affiliate, and were $2,336,704 for the year ended December 31, 2025.

The Company had a receivable from MIM of $85,562 as of December 31, 2025. In addition, the Company had payables to affiliates reported on the statement of financial condition which included $37,619 related to amounts due to MSS for reimbursement of operating costs incurred.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" or "the Rule") which requires the maintenance of minimum net capital. Because the Company carries no customer accounts and receives no customer funds or securities, it is exempt from Rule 15c3-3 under the 1934 Act in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Rule requires minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. At December 31, 2025, the Company had net capital of $3,091,962 which was $3,086,962 in excess of $5,000, the required minimum.

5. Income Taxes

The Company is considered a disregarded entity for U.S. income tax purposes. The provision for income tax expense (benefit) is passed through to MetLife and as such, no provision or benefit for income taxes is recorded on the Company's financial statements.

6. Member's Capital

The Member holds 100 percent of the Company's membership interest and all of member's capital.

7. Litigation and Contingencies

Various litigation, claims and assessments against the Company may arise in the course of the Company's business. Further, regulatory authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not possible to predict the ultimate outcome of investigations and legal proceedings. In some matters, significant and/or indeterminate amounts including punitive and treble damages, may be sought. It is possible that an adverse outcome in such matters may have a material impact upon the Company's financial position. Based on information currently known by the Company's management, in its opinion the outcomes of any such pending investigation and legal proceedings are not likely to have such effect. Any costs resulting from such actions incurred by the Company would be reimbursed by the affiliates the Company serves.

8. Subsequent Events

The Company evaluated subsequent events through March 23, 2026, the date the financial statements were issued, and has determined there are no material subsequent events requiring adjustments to or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULES

MetLife Investments Securities, LLC
Schedules (h) and (o)
Computation of Net Capital under 17 CFR 240.15c3-1

December 31, 2025

Total member's capital	$	3,258,967
Less non-allowable assets:		
Receivable from affiliate		85,562
Prepaid expenses		81,443
Total non-allowable assets		167,005
Net capital		3,091,962
Total aggregate indebtedness		39,682
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess net capital	$	3,086,962
Ratio of aggregate indebtedness to net capital		0.01

There are no material differences between the Computation of Net Capital under 17 CFR 240.15c3-1 presented above and that reported in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2025 filed on January 23, 2026.

MetLife Investments Securities, LLC

Schedules (j) and (m)

Computation for Determination of Customer Reserve Requirements Pursuant to Exhibit A to 17 CFR 240.15c3-3 and Information Relating to Possession or Control Requirements for Customers under 17 CFR 240.15c3-3

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because the Company carries no customer accounts and receives no customer funds or securities.